UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Sidong Shao

3100 Golf Road

Rolling Meadows, IL 60008

855-922-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 8

1	NAME OF REPORTING PERSON Weichai America Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,749,759[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,749,759[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,749,759[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%[2]
14	TYPE OF REPORTING PERSON* CO

[1]

The number of shares beneficially owned includes 7,700,000 shares of Common Stock held by the Reporting Persons and 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.

[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of April 22, 2019, there were 18,988,984 shares of Common Stock outstanding, and assumes that 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant have been issued to the Reporting Persons as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 3 of 8

1	NAMES OF REPORTING PERSONS Weichai Power Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,749,759[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,749,759[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,749,759[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%[2]
14	TYPE OF REPORTING PERSON* CO

[1]

The number of shares beneficially owned includes 7,700,000 shares of Common Stock held by the Reporting Persons and 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.

[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of April 22, 2019, there were 18,988,984 shares of Common Stock outstanding, and assumes that 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant have been issued to the Reporting Persons as described under Item 3 below).

13D

CUSIP No. 73933G202	Page 4 of 8

1	NAMES OF REPORTING PERSONS Shandong Heavy Industry Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,749,759[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,749,759[1]
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,749,759[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%[2]
14	TYPE OF REPORTING PERSON* CO

[1]

The number of shares beneficially owned includes 7,700,000 shares of Common Stock held by the Reporting Persons and 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant as described under Item 3 below.

[2]

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of April 22, 2019, there were 18,988,984 shares of Common Stock outstanding, and assumes 4,049,759 shares of Common Stock issuable upon exercise of the Second Restated 2018 Warrant have been issued to the Reporting Persons as described under Item 3 below).

Item 1.	Security and Issuer

This constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the “Issuer”) as filed with the SEC on April 7, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 as filed with the SEC on August 10, 2017, December 5, 2017, August 31, 2018 and October 3, 2018, respectively (as so amended, the “Schedule 13D”), by Weichai America Corp. (“Weichai America”), Weichai Power Co., Ltd. (“Weichai Power”), and Shandong Heavy Industry Group Co., Ltd. (“SHIG”) (each of Weichai America, Weichai Power, and SHIG a “Reporting Person” and collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 5 without being defined herein have the respective meanings given to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 5, this Schedule 13D is not modified or revised in any way.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On April 23, 2019, Weichai America, which is the record holder of the Second Restated 2018 Warrant, issued an exercise form (the “Exercise Form”) to the Issuer, pursuant to which Weichai America exercised its right to purchase an aggregate of 4,049,759 shares of the Issuer’s Common Stock pursuant to the Second Restated 2018 Warrant at an exercise price determined in accordance with the pricing provisions of the Second Restated 2018 Warrant. The aggregate cash exercise price payable to the Issuer pursuant to the exercise of the Second Restated 2018 Warrant is $1,615,554.

Pursuant to the terms of the Second Restated 2018 Warrant, Weichai America will have thirty days from the date of the Exercise Form to pay the aggregate cash exercise price, at which time such shares of Common Stock issued upon exercise of the Second Restated 2018 Warrant will be deemed to be issued to Weichai America for all corporate purposes.

Based upon information provided by the Issuer regarding the number of shares of Common Stock outstanding on a fully diluted basis, upon issuance of the shares of Common Stock pursuant to the Second Restated 2018 Warrant, Weichai will acquire 4,049,759 shares of Common Stock, which, when added to the 7,700,000 shares of Common Stock currently held of record by Weichai America, will increase Weichai America’s holdings to 11,749,759 shares of Common Stock, which will represent 51% of the shares of Common Stock issued and outstanding calculated on a fully diluted basis. The source of the funds that will be used to purchase shares of Common Stock from the exercise of the Second Restated 2018 Warrant will be through working capital of the Reporting Persons.

The summary contained herein of the Exercise Form and the Second Restated 2018 Warrant is not intended to be completed and is qualified in its entirety by reference to the full text of the Exercise Form and the Second Restated 2018 Warrant, copies of which are filed as Exhibit P hereto and Exhibit O to Amendment No. 4 of the Schedule 13D as filed by the Reporting Persons with the SEC on October 3, 2018, respectively, and which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information contained in Item 3 above is herein incorporated by reference.

The Board currently is comprised of seven individuals, three of whom have been designated by Weichai America in accordance with the Investor Rights Agreement. Pursuant to the term of the Investor Rights Agreement, immediately upon Weichai America’s exercise of the Second Restated 2018 Warrant in full, the Issuer shall cause the appointment to the Board of one additional individual nominated by Weichai America or such additional numbers of individuals so that individuals nominated by Weichai America shall constitute the majority of the directors serving on the Board. Weichai America is currently going through the process to identify an individual for appointment as an additional director, and will communicate with the nominating committee of the Issuer’s board of directors regarding its plan for appointment immediately once the appointee is identified. Weichai America’s appointment of additional director will not affect the independent composition of the members of audit committee and Weichai America will comply with all the requirements under the Act with respect to its appointment, including but not limited to procure the Issuer to make necessary filings under Rule 14f-1. In addition, for so long as Weichai America owns shares of Common Stock representing, in the aggregate, no less than forty percent (40%) of the total outstanding shares of Common Stock, it shall have the right to designate at least four individuals to the Board or any additional number of individuals pursuant to the Investor Rights Agreement as necessary to ensure that individuals nominated by Weichai America shall constitute the majority of the directors serving on the Board. The Issuer also agreed in the Investor Rights Agreement, that during any period when the Issuer is a “controlled company” within the meaning of the NASDAQ Listing Rules, it will take such measures as to avail itself of the “controlled company” exemptions available to it under Rule 5615 of the Nasdaq Listing Rules of Rules 5605(b), (d) and (e).

The Reporting Persons intend to acquire the securities of the Issuer issuable upon exercise of the Second Restated 2018 Warrant for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	11,749,759	0	11,749,759	0	11,749,759	51.0%
Weichai Power	11,749,759	0	11,749,759	0	11,749,759	51.0%
SHIG	11,749,759	0	11,749,759	0	11,749,759	51.0%
Total(3) (all Reporting Persons)	11,749,759	0	11,749,759	0	11,749,759	51.0%

1

Weichai America is the direct and record owner of 7,700,000 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors. The number of shares beneficially owned includes 7,700,000 shares of Common Stock held by the Reporting Persons and 4,049,759 shares of Common Stock issuable upon settlement of the exercise of the Second Restated 2018 Warrant such that the Reporting Persons together with all affiliates of the Reporting Persons will hold an aggregate number of shares of Common Stock equal to 51% of the shares of Common Stock outstanding calculated on a fully diluted basis. Based upon information provided by the Issuer regarding the number of shares of Common Stock outstanding on a fully diluted basis, upon issuance of the shares of Common Stock pursuant to the Second Restated 2018 Warrant, Weichai America will acquire, 4,049,759 shares of Common Stock, which, when added to the 7,700,000 shares of Common Stock currently held of record by Weichai America, will increase Weichai America’s holdings to 11,749,759 shares of Common Stock, which will represent 51% of the total shares of Common Stock issued and outstanding calculated on a fully diluted basis.

2

The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of April 22, 2019, there were 18,988,984 shares of Common Stock outstanding (including 231,120 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors which are vested), and assumes the issuance of 4,049,759 shares of Common Stock issuable upon settlement of the exercise of the Second Restated 2018 Warrant).

3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A attached to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 has effected any transactions in the shares of Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On April 23, 2019, Weichai America issued an Exercise Form to the Issuer, pursuant to which Weichai America exercised its rights to purchase the shares of Common Stock under the Second Restated 2018 Warrant. Upon settlement of the exercise transaction, Weichai America will purchase an aggregate of 4,049,759 shares of the Issuer’s Common Stock at an exercise price determined in accordance with the pricing provisions of the Second Restated 2018 Warrant. The aggregate cash exercise price payable to the Issuer pursuant to the exercise of the Second Restated 2018 Warrant is $1,615,554.

The summary contained herein of the Exercise Form is not intended to be complete and is qualified in its entirety by reference to the full text of the Exercise Form, a copy of which is filed as Exhibit P hereto, and which is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit P:	Exercise Form for Warrant dated April 23, 2019

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2019

Weichai America Corp.

By:	/s/ Sidong Shao
Name:	Sidong Shao
Title:	President

Weichai Power Co., Ltd.

By:	/s/ Shaojun Sun
Name:	Shaojun Sun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Kui Jiang
Name:	Kui Jiang
Title:	President